Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject to Company: Nikko Cordial Corporation

Commission File No.: 1-9924

Notice Concerning the Basic Agreement

for a Share Exchange with Citigroup

October 2, 2007

Shoji Kuwashima

President & CEO

Nikko Cordial Corporation

To Employees of Nikko Cordial Group

Today, the board of directors of Nikko Cordial Corporation resolved to enter into a basic agreement with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., to enter into a triangular share exchange transaction through which Nikko Cordial Corporation will become a 100% subsidiary of CJH in exchange for Citigroup common shares.

As you may already be aware, in March, 2007, Citigroup and Nikko Cordial Corporation made a Comprehensive Strategic Alliance Agreement outlining areas of business and capital cooperation aimed at furthering their medium-to-long-term business strategy. As part of this agreement, Citigroup conducted a tender offer for our shares, and currently owns about 67.2% of the total outstanding shares of our company.

This share exchange reinforces the longstanding cooperative relationship between Nikko Cordial Group and Citigroup in Japan, and is an important part of our comprehensive strategic relationship.

With the mutual policy of placing the client as top priority, Nikko Cordial Group, together with Citigroup, is aiming to become “Japan’s pre-eminent comprehensive banking and securities financial services group.” This relationship with Citigroup will allow us to develop new businesses from a broader range of possibilities, while still retaining our client-focused philosophy. We will also continue to invest in your personnel development and training programs.

I hope that you, as employees of Nikko Cordial Group, will continue to work hard, grow with the Company, and continue your pursuit of excellence. Citigroup’s global network is the largest in the world, and your potential extends a beyond Japan. Citigroup also has great expectations for enhancing the “Nikko Brand” in Japan.

We need your help as we strive to become Japan’s pre-eminent comprehensive financial services group with banking and securities capabilities. This share exchange is a central part of this effort, and I would like to ask for your understanding and cooperation going forward.

* * * * *

This notice is for informational purposes only and does not constitute an offer of any securities. In connection with the share exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as an exhibit to the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

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